U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:          Liberty-Stein Roe Advisor Floating Rate Advantage Fund

Address of Principal Business Office:
               One Financial Center, Boston, MA  02111

Telephone Number (including area code):      (617) 426-3750

Name and address of agent for service of process:
    Nancy L. Conlin, Esq.
    Colonial Management Associates, Inc.
    One Financial Center
    Boston, Massachusetts 02111

with copies to:
    Stacy Winick
    Bell, Boyd & Lloyd
    70 West Madison St. Suite 3300
    Chicago, IL 60602-4207

Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of
          Form N-8A:     [x]  Yes      [ ] No



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                                   SIGNATURES

         A copy of the Agreement and Declaration of Trust of Liberty-Stein Roe Advisor Floating Rate Advantage Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

         Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 24th day of November,1999.

                                     LIBERTY-STEIN ROE ADVISOR
                                  FLOATING RATE ADVANTAGE FUND





                                       By: /s/ STEPHEN E. GIBSON
                                             --------------------
                                               Stephen E. Gibson
                                               President




Attest: /s/WILLIAM J. BALLOU
       ------------------
           William J. Ballou
           Assistant Secretary